Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

August 18, 2023

Re:	Selina Hospitality PLC
Registration Statement on Form F-1, as amended
File No. 333-273349 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Selina Hospitality PLC hereby requests acceleration of the effective date of the above referenced Registration Statement so that such Registration Statement becomes effective at 4:30 p.m., Eastern Time, on August 18, 2023, or as soon as practicable thereafter.

SELINA HOSPITALITY PLC

By:	/s/ Jonathon Grech
Name:	Jonathon Grech
Title:	Chief Legal Officer